SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/9/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,820,654

8. SHARED VOTING POWER
755,063

9. SOLE DISPOSITIVE POWER
4,575,717
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,575,717

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.27%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Eaton Vance Risk-Managed Diversified Equity Income Fund
("ETJ" or the "Issuer").
The principal executive offices of ETJ are located at

Two international Place
Boston, MA 02110


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On October 17, 2007 the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the "Respondents") $25,000 for operating an open website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information. On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons are concerned about the Fund's persistent double-digit discount to net asset value. They may communicate with the Fund's management and board of directors about this matter.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on February 27, 2012 there were 72,958,783 shares of common stock outstanding as of 12/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 4,575,717 shares of ETJ or 6.27% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of ETJ were purchased:

Date:		        Shares:		Price:
05/21/12		17,800		10.0398
06/01/12		10,000		9.8975
06/04/12		24,300		9.8764
06/11/12		25,000		10.0264
06/13/12		25,000		10.0000
06/15/12		800		10.0500
06/18/12		12,600		10.0800
06/20/12		12,169		10.1193
06/21/12		30,807		10.0801
06/22/12		3,500		10.0100
06/25/12		6,000		9.9742
06/26/12		72,113		10.0284
06/27/12		25,830		10.0849
06/28/12		41,600		10.0645
07/05/12		8,300		10.1827
07/06/12		17,538		10.1504
07/09/12		58,225		10.1818
07/10/12		169,100		10.2227
07/11/12		113,500		10.2430
07/12/12		175,250		10.2430
07/16/12		113,100		10.3649
07/17/12		213,469		10.3819
07/18/12		104,217		10.4456




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/19/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos